Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on August 12, 2025.

Merger Update and RCF Extension

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) advises that further to the Company’s announcement of 5 August 2025, Piedmont Lithium Inc. (Piedmont) has announced a further adjournment of its 2025 Special Meeting of Stockholders (Piedmont Special Meeting).

Merger Update

As previously announced, the Piedmont Special Meeting was adjourned from Thursday, 31 July 2025 to Monday, 11 August 2025 at 11 a.m. Eastern Time (ET) (First Adjourned Special Meeting) to provide Piedmont’s stockholders (including its Australian CDI holders) with additional time to vote their shares and achieve the required stockholders’ quorum and Merger approval.

As at the time of the First Adjourned Special Meeting:

•	The number of shares of Piedmont common stock that were present (either virtually or represented by proxy), being 47.05% shares of Piedmont common stock outstanding and entitled to vote as of the record date of the Piedmont Special Meeting, fell short of the majority of shares of common stock outstanding and entitled to vote required to reach a quorum (and as greater than 50% of the outstanding shares are needed for the proposal to approve the Merger to pass); and

•	Piedmont shareholders who have voted have voted overwhelmingly in support of the Merger (with 97.77% of the votes cast being in favour of the Merger).

For this sole reason, Piedmont has again adjourned the Piedmont Special Meeting to Friday, 22 August 2025 at 11 a.m. Eastern Time (ET) (Second Adjourned Special Meeting) to provide its stockholders with additional time to vote their shares and achieve the required stockholders’ quorum and Merger approval.

RCF Extension and Options

As a consequence of the Second Adjourned Special Meeting, the conditions precedent to the Subscription Agreement, including Completion of the Merger, will not be satisfied by the end date under the Subscription Agreement with Resource Capital Fund VIII L.P. (“RCF VIII”), being 19 August 2025.

Accordingly, the Company and RCF VIII have agreed an extension to the Subscription Agreement until 31 December 2025 (RCF Extension). In addition to the original AU$69 million (before costs) intended to be raised under the Conditional Placement, RCF VIII have agreed subscribe for a further 1,200,000,000 new options (Options) to be issued in two tranches:

•	The first tranche of Options shall be such number of Options that results in RCF VIII holding an interest of 9.99% of all issued capital in the Company (Tranche 1 Options); and

•	The second tranche of Options are to be issued subject to applicable regulatory approvals and shall be the number of Options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options).

If all Options are exercised in full, this would amount to a capital injection of approximately AU$38 million. The Options are proposed to be issued with an exercise price of $AU0.032, a 14% premium to the closing price on 11 August 2025 and the same price as the issue price under the Conditional Placement, and within the Company’s existing placement capacity under ASX Listing Rule 7.1.

The RCF Extension is subject to:

•	RCF VIII subscribing for the Conditional Placement Shares in accordance with the Subscription Agreement as approved by Sayona Shareholders at the EGM held on 31 July 2025; and

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•	the Company issuing the Options to RCF VIII in accordance with an options deed entered into between the Company and RCF VIII on 12 August 2025 (Options Deed). The Options will be issued on the following terms:

Term	Summary
Total number of Options	1,200,000,000
Number of Sayona Shares the subject of each Option	Each Option issued by the Company entitles the holder to the issue of one Sayona Share
Conditions to exercise of Options	The issue of Tranche 2 Options is subject to applicable regulatory approvals.
Exercise price	AU$0.032
Expiry Date	5.00pm (Brisbane time) on 31 December 2028.
Exercise timing	The Options may be exercised at any time, but in parcels of no less than 200,000,000 Options and the Company may, if it is required for the directors to meet their fiduciary duties to the Company, temporarily delay an exercise request
Transferability	The Options are transferrable

The terms of the Options and the Option Deed described above, including the number of Options and the exercise price, are subject to adjustment for Share Consolidation.

The Subscription Agreement otherwise remains on the terms previously disclosed in the Notice of Meeting and Explanatory Memorandum.

Timetable Update

A revised timetable for the Merger Completion (subject to Piedmont stockholders approving the Merger at the Second Adjourned Special Meeting and all other conditions precedent to the Merger being satisfied or waived), will be released once it has been approved by the ASX

Please note: Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2    Sayona Mining Limited

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.

Announcement authorised for release by Sayona’s Board of Directors.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au

3   Sayona Mining Limited